Exhibit 99.20

CI FINANCIAL CORP.

Report on Voting Results

Section 11.3 of National Instrument 51-102

The following discloses the voting results of the annual and general meeting of the shareholders of CI Financial Corp. (the “Corporation”) held on June 18, 2020. Shareholders holding an aggregate of 168,137,803 common shares (77.28% of outstanding shares) were present or represented by proxy at the meeting.

1.       Election of Directors

Each of the following nominees was elected as a director of the Corporation to serve until the close of the next annual meeting of the shareholders:

Nominee	Votes For	% For	Votes Withheld	% Withheld
William E. Butt	166,651,806	99.31%	1,150,983	0.69%
Brigette Chang-Addorisio	165,631,827	98.71%	2,170,962	1.29%
William T. Holland	159,579,256	95.10%	8,223,533	4.90%
Kurt MacAlpine	166,322,826	99.12%	1,479,963	0.88%
David P. Miller	148,469,964	88.48%	19,332,825	11.52%
Tom P. Muir	164,942,813	98.30%	2,859,976	1.70%
Sheila A. Murray	153,174,578	91.28%	14,627,511	8.72%
Paul J. Perrow	165,497,041	98.63%	2,305,748	1.37%

2.       Appointment of Auditors

Shareholders re-appointed Ernst & Young LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders.

Outcome	Votes FOR	%	Votes WITHHELD	%
Carried	159,799,953	95.04%	8,337,684	4.96%

3.       Say on Executive Compensation

On an advisory basis, Shareholders accepted the approach to executive compensation disclosed in the Management Information Circular dated May 5, 2020.

Outcome	Votes FOR	%	Votes AGAINST	%
Carried	121,871,794	72.63%	45,924,749	27.37%

For additional information, please see the Management Information Circular.

DATED the 18th day of June, 2020.

“Bradley R. Howard”
Bradley R. Howard
Corporate Secretary
CI Financial Corp.